[BCE Inc. logo]
News Release
For immediate release

BCE TO REDEEM $1.050 BILLION OF LONG-TERM DEBT
PRIOR TO MATURITY

Montréal, Québec, November 23, 2006 — BCE Inc. (“BCE”) today announced that it will redeem, prior to maturity, $1.050 billion of outstanding long-term debt. This is in keeping with the decision, announced on February 1, 2006, to dedicate approximately $1 billion from the proceeds of non-core asset sales to debt reduction.

BCE will redeem on December 28, 2006 all of its outstanding 6.75% Series B Notes due October 30, 2007 in the principal amount of $1.050 billion at a price equal to $1,017.210 per $1,000 of Notes plus $10.911 for accrued and unpaid interest to the date of redemption.

BCE will send to the registered holders of its Series B Notes a notice providing the details of the redemption including where to present their notes for payment.

About BCE Inc.

BCE is Canada’s largest communications company. Through its 28 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier media company, Bell Globemedia, and Telesat Canada, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

For media inquiries, please contact:

Mark Langton
Bell Canada, Media Relations
416-581-4339
1-877-391-2007
mark.langton@bell.ca

For investor inquiries, please contact:

Thane Fotopoulos
BCE, Investor Relations
514-870-4619
thane.fotopoulos@bell.ca